Filed Pursuant to Rule 433
Registration No. 333-133007
HSBC

News Release

11 June 2008

HSBC LAUNCHES ELEMENTS EXCHANGE-TRADED NOTES LINKED TO
S&P COMMODITY TRENDS INDICATOR

HSBC USA Inc. (“HSBC”) announced today the launch of ELEMENTS(SM) exchange-traded notes ("ETNs") linked to the S&P Commodity Trends Indicator - Total Return ("S&P CTI ELEMENTS ETNs"). The S&P CTI is designed to apply a long/short approach to the commodities markets. S&P CTI ELEMENTS ETNs begin trading today at the NYSE Arca under the symbol LSC.

S&P CTI ELEMENTS ETNs are linked to the performance the S&P Commodity Trends Indicator - Total Return (“S&P CTI”), a diversified composite of sixteen physical commodity futures, grouped into six sectors. The S&P CTI positions each of these sectors either long or short (except energy, which is always positioned either long or flat), based on its price behavior relative to its exponential moving average. This long/short exposure gives the S&P CTI ELEMENTS ETNs the capability to benefit from both rising and declining price trends in the commodities markets.

“We believe that the growth in the commodities sector is one of the key investment themes of our time”, said Steven Phan, Global Head of Global Structured Fund Products for HSBC. "This product improves upon the idea of passive index investing by applying a long/short strategy to the commodities markets.”

"The S&P CTI ELEMENTS ETN will be an important component of a well-diversified investment portfolio,” said Kurt Overley, Head of HSBC’s Global Structured Fund Products team in New York. “The S&P CTI is comprised of a diverse cross-section of commodity futures, and generally commodities exhibit low correlation with traditional equity and fixed income markets. Just as important in the current markets is the ability of the S&P CTI to set individual commodity sectors long or short in response to rising or declining price trends.”

ELEMENTS ETNs are designed to track the return of specific market measures and seek to provide convenient access to strategies and markets that traditionally have not been readily available to individual investors. ELEMENTS ETNs can be purchased or sold through a broker or financial advisor. For more information about ELEMENTS, consult your financial advisor and visit www.ELEMENTSetn.com or call 1-877-ETN-ADVICE (386-2384).

Media inquiries to: Juanita Gutierrez on Juanita.gutierrez@us.hsbc.com or 212.525.6282

Notes to editors:

About HSBC USA
HSBC Bank USA, N.A. is the principal subsidiary of HSBC USA Inc., an indirectly-held, wholly-owned subsidiary of HSBC North America Holdings Inc. HSBC USA Inc. is one of the nation's 10 largest bank holding companies by assets.

HSBC Bank USA, N.A. and its sister bank, HSBC National Bank USA, have more than 460 bank branches throughout the United States, with about 380 in New York state; branches in California and Pennsylvania; and a growing network of branches in Connecticut, Washington, D.C., Florida, New Jersey, Maryland and Virginia. There is also a branch in each of the following states: Delaware, Illinois, Oregon and Washington State.

HSBC Holdings plc
HSBC Holdings plc serves over 128 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,354 billion at 31 December 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'The world's local bank'.

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